October 29, 2026
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Notice of disclosure filed in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2026 under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Otis Worldwide Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2026, which was filed with the Securities and Exchange Commission on October 29, 2026.
Sincerely,
Otis Worldwide Corporation
By: /s/ Debra F. Guss
Name: Debra F. Guss
Title: Senior Vice President, Securities Law and Assistant Secretary

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Otis Worldwide Corporation
1 Carrier Place
Farmington, CT 06032